AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2000.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

-------------------------------------------------------------------------------

                         Citizens First Financial Corp.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                (Name of Issuer)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                          Common Stock $ .01 Par Value
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         (Title of Class of Securities)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                   174623-10-8
                        -----------------------------------
                        -----------------------------------

                                 (CUSIP Number)
                        ----------------------------------
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 21, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
---------------------------------------- -------------------------------------

CUSIP NO.  174623-10-8                                       Page 2 of 6 Pages
---------------------------------------- -------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    43-1521079
---------- --------------------------------------------------------------------


2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*       (a)   |_|
                                                                  (b)   |X|

---------- --------------------------------------------------------------------

3          SEC USE ONLY

---------- --------------------------------------------------------------------

4          SOURCE OF FUNDS*
                    Not Applicable
---------- --------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d)OR 2(e)

---------- --------------------------------------------------------------------

6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA
---------- --------------------------------------------------------------------
------------------- -------- --------------------------------------------------

    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 73,541 Common
------------------- -------- --------------------------------------------------

   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                         NONE
------------------- -------- --------------------------------------------------

       EACH         9        SOLE DISPOSITIVE POWER

    REPORTING                73,541 Common
------------------- -------- --------------------------------------------------

      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                           NONE
------------------- -------- --------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           73,541 Common
---------- --------------------------------------------------------------------

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                                                                   SHARES*  |X|
---------- ---------------------------------------------------------------------

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.7%
---------- --------------------------------------------------------------------

14         TYPE OF REPORTING PERSON
                    IV, PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         The statement of Schedule 13D filed by the reporting person on August 7, 1996, as amended on December 22, 1999 and March 28, 2000, to report ownership of shares of the Common Stock, $.01 par value (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 2101 North Veterans Parkway, Bloomington, Illinois 61704, is hereby amended.


Item 2. Identity and Background

         There are no changes with respect to this Item.


Item 3. Source and Amount of Funds or Other Consideration

         Not applicable. This amended statement is being filed by Investors of America Limited Partnership ("Investors") to report the disposition of 98,809 shares of the Common Stock. The shares represent an approximate 57.33% proration of the 172,350 shares tendered, as determined by the final results of a Modified Dutch Auction Tender Offer by Citizens which expired on Friday, December 1, 2000. The aggregate selling price of the Common Stock was $1,580,944.00 at a per share price of $16.00. There were no fees or commissions associated with this tender.


Item 4. Purpose of Transaction

         The shares of Common Stock covered by this statement are being held for investment purposes. Investors has the following plans with respect to the Common Stock:

       (a) As previously described in Item 2 above, Mr. and Mrs. James F. Dierberg control Investors. Investors is the controlling shareholder of Tidal Insurance Limited, a British West Indies corporation ("Tidal"). Tidal beneficially owns approximately 0.07% of the Common stock as reported in its separately filed Amendment No. 3 to Schedule 13D. Tidal holds its Common Stock for investment purposes. Investors disclaims beneficial ownership of the Common Stock owned by Tidal.

         Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase or dispose of additional shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals may be required.

         (b-j)  None.

Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 1,563,918 shares outstanding following the final results of the Modified Dutch Auction Tender Offer, as announced by Citizens in its press release of December 11, 2000. On December 21, 2000, notification was received that 98,809 shares were accepted for tender at $16.00 per share. As of the close of business on December 21, 2000, Investors beneficially owned 73,541, or approximately 4.7%, of such number of shares of Common Stock.

         (b) Investors beneficially owns 73,541 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described on Exhibit 5(c) attached hereto. All such shares were sold through the Modified Dutch Auction Tender Offer.

         (d) Not Applicable.

         (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities as a result of the sale of shares through the Modified Dutch Auction, receiving payment on December 21, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no changes with respect to this Item.

Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          INVESTORS OF AMERICA
                                          LIMITED PARTNERSHIP



                                          By:/s/ James F. Dierberg
                                          --------------------------------------
                                                 James F. Dierberg, President of
                                                 First Securities America, Inc.,
                                                 General Partner


Date:  December 22, 2000

                                  Exhibit 5(c)

                    INVESTORS OF AMERICA LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)


Identity of                                         Number of        Price Per
Purchaser                    Date of Sale          Shares Sold         Share

Investors of America           12/21/00              98,809            16.00
Limited Partnership